DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

October 15, 2018

VIA EDGAR CORRESPONDENCE

Dominic J. Minore, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lord Asset Management Trust—Schedule 14A Filing (File No. 811-08348)

Dear Mr. Minore:

On behalf of Lord Asset Management Trust (the “Trust”), I wish to respond to the comments that you recently provided to Gary E. Brooks and me via telephone with respect to your review of the Trust’s Schedule 14A preliminary proxy statement and form of proxy (the “Proxy Statement”) filed on September 28, 2018 via the EDGAR system (SEC Accession No. 0000894189-18-005444) pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended. The Proxy Statement relates to a Special Meeting of Shareholders of the Trust’s three separate investment series: the Thomas White International Fund, the Thomas White Emerging Markets Fund, and the Thomas White American Opportunities Fund (each a “Fund”, and collectively, the “Funds”) to be held on November 30, 2018 for the purpose of asking shareholders of the Funds to approve certain proposals as described in the Proxy Statement. Throughout this letter, capitalized terms have the same meaning as in the Proxy Statement, unless otherwise noted. The proposed responses on behalf of the Trust to each of your comments with respect to the Proxy Statement are set forth below.

1.	Proposal 1 – To Approve New Investment Advisory Agreements for the Funds:

Comment.  Page 2:  In the fourth paragraph under the Question “Why are shareholders of the Funds being asked to approve New Advisory Agreements?”, add disclosure providing a cross-reference to Exhibit B of the Proxy Statement which contains the information required by Item 22(c) of Schedule 14A regarding those persons who own beneficially or of record ten percent or more of the outstanding voting securities of New TWI.

Response:  The requested disclosure has been added

2.	Proposal 1 - To Approve New Investment Advisory Agreements for the Funds; Additional Information About the Funds - Proxy Related Expenses:

Comment.  Page 10:  In response to the question “Who is bearing the expenses related to Proposal 1?”, the Proxy Statement disclosure states that “all mailing, proxy solicitation and tabulation expenses associated with Proposal 1 will be borne by New TWI.” Further, the subsection of the Proxy Statement titled “Proxy Related Expenses” states that “TWI will bear the costs associated with the solicitation of proxies from Fund shareholders” and that “AST Fund Solutions, LLC has been retained to provide proxy solicitation services…and the costs [for such services]…are being borne solely by New TWI.”  Please expand upon these disclosures to include references to any other costs or expenses expected to be incurred in connection with the Proxy Statement, the solicitation of proxies and Special Shareholder Meeting (the “Proxy Expenses”) and whether the Funds will be responsible for any of these Proxy Expenses.  Please include references to legal and accounting expenses and any other applicable vendor expenses, expenses incurred in connection with preparing the proxy materials, and any other material expenses expected to be incurred.  To the extent the Funds will bear any of the Proxy Expenses, please include disclosure regarding the estimated amount of the Proxy Expenses expected to be incurred in total and the estimated amount of Proxy Expenses expected to be incurred by the Funds.  Please confirm supplementally that, if the Funds are bearing a portion of the Proxy Expenses, this was considered by the Board of Trustees of the Funds in connection with their review and approval of the shareholder proposals.

Response:  The referenced disclosure has been updated to include references to the other material expenses expected to be incurred, as well as to disclose that New TWI will bear all of the Proxy Expenses and that the Funds will not bear any of the Proxy Expenses.

3.	Proposal 2 - Election of Trustees of the Trust:

Comment.  Page 10:  Please provide the disclosure required by Item 22(b)(3)(i) of Schedule 14A in the definitive Proxy Statement regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the Trustee nominees should serve as Trustees for the Funds.

Response:  The Trust hereby confirms that the disclosure required by Item 22(b)(3)(i) of Schedule 14A has been included in the definitive Proxy Statement.

4.	Proposal 2 - Election of Trustees of the Trust:

Comment.  Page 10:  Please confirm that all of information required to be disclosed by Item 22(b)(11) of Schedule 14A has been included in the Proxy Statement and will be included in the definitive Proxy Statement.

Response:  The Trust hereby confirms that additional disclosure has been included in the definitive Proxy Statement regarding the Board of Trustees’ leadership structure and its role in risk oversight, as required by Item 22(b)(11) of Schedule 14A.

5.	Proposal 3 - To Approve the Removal of the Applicable Fundamental Investment Restriction on Investing in Other Open-End Investment Companies:

Comment.  Page 13:  The disclosure in this section states that “if Proposal 3 is approved by shareholders, the Funds’ investments in other investment companies will continue to be limited by the 1940 Act and the rules thereunder, which place various limitations on investment in other investment companies.”  Please include additional disclosure explaining what these other limitations are.

Response:  The Trust hereby confirms that additional disclosure has been included in the definitive Proxy Statement regarding the limitations the Funds will be subject to under Section 12(d)(1) of the 1940 Act and the rules thereunder.

6.	Proposal 3—To Approve the Removal of the Applicable Fundamental Investment Restriction on Investing in Other Open-End Investment Companies:

Comment.  Page 13:  The disclosure in this section states that “The Fundamental Restriction currently limits the Funds’ options for cash management activities, as the Funds are not allowed to invest any cash holdings in the securities of money market funds. If Proposal 3 is approved by shareholders of one or both of the Funds, such Fund(s) may invest in money market funds for cash management purposes…”  Please supplementally confirm whether the Funds would be limited to investing in other money market funds or whether they could also invest in non-money market funds, and please include additional disclosure clarifying this point.

Response:  The Trust hereby confirms that the subject Funds would not be limited to investments solely in money market funds and would be eligible to also invest in non-money market funds, and disclosure has been added to the definitive Proxy Statement clarifying this point.

7.	Proposal 3—To Approve the Removal of the Applicable Fundamental Investment Restriction on Investing in Other Open-End Investment Companies:

Comment.  Page 13:  The disclosure in this section provides that, if Proposal 3 is approved, the subject Funds may be subject to “Investments in Other Investment Companies Risk”. Please consider expanding the current risk disclosure to further describe the risks associated with investing in other investment companies.

Response:  The Trust hereby confirms that additional disclosure has been added to the definitive Proxy Statement regarding additional risks associated with investing in other investment companies.

* * * *

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Gary E. Brooks at (202) 261-3393 with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley